UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026

Commission File Number: 001-42155

Ping An Biomedical Co., Ltd.
(Registrant’s Name)

22/F, China United Plaza, 1002-1008, Tai Nan West Street,

Cheung Sha Wan, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Press Release

On January 9, 2026, Ping An Biomedical Co., Ltd. (the “Company”) issued two press releases. The first press announces entering into a series of share purchase agreements with several investors, and is filed as exhibit 99.1 to this Form 6-K. The second press announces the Company’s Strategic Investment in Future Biotechnology Group and is filed as exhibit 99.2 to this Form 6-K.

The foregoing descriptions of the press releases do not purport to be complete and are qualified in their entirety by reference to the respective press releases, which are filed as Exhibit 99.1 and Exhibit 99.2.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Ping An Biomedical Co., Ltd. Receives Strategic Investment from Leading Industry Capital, Accelerating Growth in Biopharmaceutical Innovation
99.2	Ping An Biomedical Co., Ltd. Announces Strategic Investment in Future Biotechnology Group to Advance Collaborative Development of the Biopharmaceutical Industry

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PING AN BIOMEDICAL CO., LTD.

Date: January 12, 2026	By:	/s/ Pijun Liu
	Name:	Pijun Liu
	Title:	Chairman of the Board of Directors

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